UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File No. 001-39000

Vista Oil & Gas, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Calle Volcán 150, Floor 5

Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo

Mexico City, 11000

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Vista Oil & Gas, S.A.B. de C.V. to File Q3 2019 Unaudited Interim Financial Statements on October 22, 2019 and to Host a Webcast to Present the Results on October 23, 2019

Mexico City, October 7, 2019 – Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) today announced that, on Tuesday, October 22, 2019, it will file its unaudited interim financial statements for the third quarter of 2019 with the Mexican Stock Exchange (Bolsa Mexicana de Valores), the National Banking and Securities Commission of Mexico (Comisión Nacional Bancaria y de Valores) and the New York Stock Exchange.

The Company will host a webcast to present the results on Wednesday, October 23, 2019, at 9:00 am EST (8:00 am CST; 10:00 am GMT-3). The webcast will be accessible on the Company’s website, at http://www.vistaoilandgas.com/en/investors.

About Vista

Vista is an independent Latin American oil and gas company operating since April 4, 2018. The Company owns high-quality, low-operating cost, high-margin conventional producing assets in Argentina and Mexico, with most of its production and revenues originating in Argentina. In addition, most of its ongoing drilling and workover activities, estimated proved reserves and assets are located in Argentina, including its currently-producing Vaca Muerta wells. Led by an experienced management team, the Company seeks to generate strong returns for its shareholders by leveraging its strong cash flow-producing conventional assets and developing its premier shale acreage in its approximately 134,000 net acres in the Vaca Muerta shale play in Argentina, as well as by increasing the oil recovery factor of the conventional assets it operates in Argentina. As of March 31, 2019, the Company was the sixth largest oil producer in Argentina according to the Argentine Secretariat of Energy.

Forward-Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s prospectus filed with the United States Securities and Exchange Commission (“SEC”) and other applicable filings with the SEC and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Enquiries:

Investor Relations:

ir@vistaoilandgas.com

Argentina: +5411 3754-5832

Mexico: +52 55 116-78250

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2019

VISTA OIL & GAS, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov

Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer